

June 4, 2013

<u>Via E-Mail</u>
Mr. Gordon C. Root
President and Chief Executive Officer
Experience Art and Design, Inc.
27929 S.W. 95th Avenue, Suite 1101
Wilsonville, OR 97070

> **Re: Experience Art and Design, Inc.**
> **Current Report on Form 8-K**
> **Filed May 8, 2013**
> **File No. 333-174155**

Dear Mr. Root:

We have reviewed your filing and have the comments below. In some of our comments, we may ask you to provide us information so that we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe that our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Cautionary Language Regarding Forward-Looking Statements and Industry Data, page 1</u>

1. Since you are a penny stock issuer, revise the disclosure to clarify whether you are eligible to rely on the safe harbor provision of the Private Litigation Reform Act of 1995 for forward looking statements. <u>See</u> Section 27A(b)(1)(c) of the Securities Act and Section 21E(b)(1)(c) of the Exchange Act. Please provide us your analysis supporting your position.

<u>Summary, page 2</u>

2. Disclose that you were a shell company before the stock purchase transaction. <u>See</u> Rule 12b-2 under the Exchange Act.

Completion of Acquisition or Disposition of Assets, page 2

3. We note your reference to the transaction as a "purchase transaction." Please provide us your analysis of how you determined that this transaction was a purchase and not a reverse merger. Please refer to ASC 805-10-55-12-a-e for guidance and tell us how you concluded the company was the accounting acquirer and not CI Holdings, Inc.

The Purchase Transaction, page 2

4. State the aggregate amount of consideration of the 9,700,000 shares of common stock issued to CI Holdings, Inc. by Experience Art and Design, Inc., formerly known as Clear Recycling, Inc., in the stock purchase transaction on May 7, 2013. See Item 3.02(a) of Form 8-K and Item 701(c) of Regulation S-K.

5. State the value of the 23,000,000 shares of common stock held by Mr. Arthur John Carter, your president before the stock purchase transaction, that were cancelled under a redemption agreement. See Item 2.01(d) of Form 8-K. Please file the redemption agreement as an exhibit to the Form 8-K. See Item 601(b)(10) of Regulation S-K.

6. We note the disclosure that Mr. Arthur John Carter, your president before the stock purchase transaction, executed an irrevocable proxy in favor of your current officers effective until the first anniversary following the closing date. File the irrevocable proxy as an exhibit to the Form 8-K. See Item 601(b)(10) of Regulation S-K.

Industry and Market Overview, page 4

7. For any third party source on which you rely for information, disclose whether the source is available publicly, represents the most recently available data, and remains reliable. To expedite our review, provide us copies of each source, marked clearly to highlight the portion or section that contains the information, and cross reference it to the appropriate location in the Form 8-K.

8. Since your business is comprised of the Chiurazzi mould collection which you use to create reproductions of original artwork, the relevance of the discussion relating to the fine art industry is unclear. Please revise.

9. Since your business is comprised of the Chiurazzi mould collection which you use to create reproductions of original artwork, provide a discussion of the reproduction of original artwork sector in the global art market.

Description of Business, page 5

10. Disclose the specific factual basis for and the context of all your beliefs, estimates, and
opinions. Note that you must have a reasonable basis for all projections, statistics, and
assertions, or they should be removed from the filing. If you relied on a third party source
for the information, disclose whether the source is publicly available, represents the most
recently available data, and remains reliable. To expedite our review, please provide us
copies of each source, marked clearly to highlight the portion or section that contains the
information, and cross reference it to the appropriate location in the Form 8-K.

11. We note the disclosure in the first risk factor that your key personnel has experience
operating businesses of the same type as yours. Elaborate on the experience that your key
personnel has in operating businesses of the same type as yours.

History of the Chiurazzi Foundry, page 5

12. Clarify in the last paragraph that museums display original masterpieces that you reproduce
using the Chiurazzi mould collection. As drafted, the disclosure suggests or implies that
museums display masterpieces reproduced from the Chiurazzi mould collection.

13. Please clarify what you mean when you state on page 6 that "works of Michelangelo,
Bernini, Canova, Verrocchio, Donatella, Cellini and Giambologna are all included in the
Chiurazzi Mould Collection."

Locations of Works from the Chiurazzi Collection, page 9

14. Clarify in the first paragraph that museums house original works that you reproduce using the
Chiurazzi mould collection. As drafted, the disclosure suggests or implies that museums
house works from the Chiurazzi mould collection.

15. We note the disclosure in the last paragraph relating to collectors of works from the
Chiurazzi mould collection. Clarify whether you intend for investors to conclude from the
disclosure that the identified collectors are actively endorsing or promoting your products.

The Future of Chiurazzi, page 9

16. Since your business is comprised of the Chiurazzi mould collection which you use to create
reproductions of original artwork, explain here and elsewhere why museums, fine art auction
houses, and fine art galleries would be interested in purchasing your reproductions of original

artwork.

17. We note the statement "Our goal is to become one of the most recognized sources for fine art and antiquities" on page 10. Revise to make clear that your business is comprised of the Chiurazzi mould collection which you use to create reproductions of original artwork.

Materials, Suppliers and Inventory, page 13

18. Disclose whether you have entered into an agreement with any supplier, and, if so, tell us what consideration you have given to filing any agreement with a supplier as an exhibit to the Form 8-K. See Item 601(b)(10) of Regulation S-K.

19. If applicable, identify any principal supplier. See Item 101(h)(4)(v) of Regulation S-K.

Government Regulation, page 14

20. If applicable, discuss the costs and effects of compliance with environmental laws. See Item 101(h)(xi) of Regulation S-K.

Facilities, page 15

21. Revise the disclosure to indicate that the base monthly rate for the Chiurazzi Foundry lease is 3,500 euros. We note the disclosure in section 3 of the commercial lease agreement filed as exhibit 10.7 to the Form 8-K.

We are involved in production and sales of works of fine art…, page 16; Declines in general economic conditions could result in decreased demand for our products…, page 16; We need to manage growth in operations to maximize our potential growth…, page 20

22. Revise these risk factors to make clear that your business is comprised of the Chiurazzi mould collection which you use to create reproductions of original artwork for sale.

Our inventory of art pieces and our production capacity are limited…, page 17

23. Elaborate on your inventory of art pieces and production capacity.

Access to and availability of distribution networks are critical to success of our art business…, page 19

24. Clarify the current status of your relationships with art galleries, museums, and auction houses. We note the disclosure on page 22 that you have no long term contracts or other

contractual assurances with your present or past customers.

CI Holdings, Inc., an Oregon corporation, can exert significant influence over us…, page 25

25. We note the disclosure in the certain relationships and related transactions section that Mr. Gordon C. Root, your chief executive officer, is the sole director and officer of CI Holdings, Inc., and Mr. Kenneth R. Kepp, your chief operating officer and financial officer, is an officer of CI Holdings, Inc. In a separate risk factor, address the potential conflicts of interest of Messrs. Root and Kepp. Additionally, address the amount of time that Messrs. Root and Keep dedicate to the company and its business.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

26. Please revise your MD&A to include a reasonably detailed discussion of your ability or inability to produce sufficient cash to support operations during the 12 month period after the date of the financial statements included in the Form 8-K.

Security Ownership of Certain Beneficial Owners and Management, page 36

27. Revise footnote (1) to the table to include the city and state of the address.

Directors and Executive Officers, page 37

28. In the biographical paragraph of Mr. Kenneth R. Kepp, include the dates of his employment history during the past five years. See Item 5.02(c)(2) of Form 8-K and Item 401(e)(1) of Regulation S-K.

Indebtedness of Directors and Executive Officer, page 40

29. Since you have more than one executive officer, revise the heading of this section to reflect that fact.

30. Disclose the identity of the director who paid company expenses during the year ended December 31, 2012 and the quarter ended March 31, 2013.

Certain Relationships and Related Transactions, page 44

31. If applicable, provide disclosure relating to any promoter as required by Item 404(c) of Regulation S-K.

Preferred Stock, page 45

32. Disclose whether any preferred stock is issued and outstanding, and, if so, describe the
principal features.

Change in Registrant's Certifying Accountant, page 47

33. Please revise your disclosure to:

- Clarify whether the former accountant's report on the financial statements for either of
the past two years contained an adverse opinion or a disclaimer of opinion or was
qualified or modified as to uncertainty, audit scope, or accounting principles; and a
description of the nature of each such adverse opinion, disclaimer of opinion,
modification, or qualification. This would include disclosure of an uncertainty
regarding the ability to continue as a going concern in the accountant's report. Refer
to Item 304(a)(1)(ii).

- Clarify whether there were any disagreements with the former accountant on any
matter of accounting principles or practices, financial statement disclosure, or
auditing scope or procedure during the two most recent fiscal years and any
subsequent interim period preceding such dismissal as provided in Item 304(a)(1)(iv)
of Regulation S-K.

- Clarify that you did not consult with LBB during the two most recent fiscal years and
any subsequent interim period prior to engaging them regarding (i) either the
application of accounting principles to a specified transaction, either completed or
proposed; or the type of audit opinion that might be rendered on your financial
statements, and either a written report was provided to you or oral advice was
provided that your new accountant concluded was an important factor considered by
you in reaching a decision on the accounting, auditing, or financial reporting issue; or
(ii) any matter that was either the subject of a disagreement (as defined in paragraph
304(a)(1)(iv) or a reportable event as described in paragraph 304(a)(1)(v).

Exhibits 10.2, 10.3, and10.4

34. The agreements do not appear to have been executed. Please file executed agreements as
exhibits to the Form 8-K.

Exhibits 99.1 and 99.2 – Chiurazzi Internazionale S.r.l. Annual Financial Statements

Independent Auditor Reports

35. Please obtain and file with your amended Form 8-K an audit opinion that has been performed by a PCAOB registered auditor using PCAOB auditing standards. In addition, please note that the audit opinion and the notes to your financial statements must state compliance with "IFRS as issued by the IASB," or otherwise a reconciliation is required.

36. Please also note that as a U.S. registrant you will be required to file U.S. GAAP financial statements in upcoming Form 10-Q and 10-K filings as well as any registration statements that you might file.

General

37. Please revise your Form 8-K to provide also interim financial statements and related disclosures of Chiurazzi Internazionale S.r.l.

Statement of Changes in Shareholders Equity, page 5

38. Please provide a statement of change in shareholder's equity which includes two years of data.

Statements of Cash Flows, page 6

39. It appears the data that you have presented is mislabeled regarding the years presented. Please revise accordingly. In addition, it appears that your reconciliation begins with loss from operations rather than loss after taxes. Please revise your presentation accordingly. Refer to paragraph 20 of IAS 7 for guidance.

40. Please include a separate subtotal for cash flows from financing on your statement of cash flows. Refer to paragraph 21 of IAS 7.

Note 2 – Revenues, page 10

41. We note your component of revenues described as "change in inventories." Please explain to us the nature of this line item and why change in inventories represents revenues.

Note 12 – Loan from Shareholder, page 12

42. Please explain to us how you have accounted for the forgiveness of a portion of the shareholder loan.

Note 14 – Shareholder's Equity, page 13

43. Please tell us the nature of your equity line item described as "Other Reserve," and explain the activity in 2011 and 2012.

Exhibit 99.3 – Pro Forma Financial Information

44. We note that you have provided a pro forma balance sheet as of December 31, 2011 and December 31, 2012 for a transaction which occurred on May 7, 2013. Please refer to Rule 11-02(c)(1) of Regulation S-X, and revise your presentation to provide a pro forma balance sheet as of March 31, 2013.

45. We note that you have provided pro forma income statements for the years ended December 31, 2011 and December 31, 2012, which assumes the transaction occurred on January 1, 2011. Please note that pro forma income statements should reflect the most recent audited fiscal year and subsequent interim periods included in the filing. Refer to Rule 11-02(c)(2)(i) of Regulation S-X.

46. Please expand Note 3(B) to explain the facts, circumstances, and significant provisions of the $2.5 million debt obligation.

47. Please more clearly explain to us the nature of pro forma adjustments D, E, and F.

Note 2- Purchase Price and Considerations

48. Please explain your disclosure which states "The purchase price valuation used for the calculation of the pro forma financial statements may not reflect the actual value of the assets of Chiurazzi Internazionale S.R.L. and is solely based on a per share trading price assumed by management for purpose of this calculation." Please note that pro forma information must be factually supportable. Your reflection of the "purchase" of Chiurazzi Internazionale S.R.L, in your pro forma must be at fair value as determined in accordance with IFRS. To the extent you continue to believe that your transaction represents a purchase, please explain to us how you have determined the fair value of assets acquired and consideration exchanged.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filings.

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings.

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may direct questions on accounting comments to Dale Welcome, Staff Accountant, at (202) 551-3865 or Kevin W. Stertzel, Staff Accountant, at (202) 551-3723. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Esq. at 202-551-3728 or me at (202) 551-3397 if you have any questions on the comments.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief